Exhibit 12.1
Home BancShares, Inc.
Ratio of Fixed Charges
For the Periods Ended

	Nine Months Ended
	September 30,		Year Ended December 31,
Exhibit	2009	2008	2008	2007	2006	2005	2004
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends

Interest expense	29,233	44,283	56,552	70,776	57,949	33,985	10,012
Capital debt expense Trust Preferred	1,958	2,314	3,114	3,002	2,991	2,017	1,568
Estimated interest in rent	242	248	332	284	261	206	113
Preferred dividends (E)	1,771	—	—	—	359	574	529

Combined fixed charges and preferred dividends ( B )	33,204	46,845	59,998	74,062	61,560	36,782	12,222
Less: interest on deposits	21,738	35,893	45,593	56,232	46,213	26,883	7,606

Combined fixed charges and preferred dvidends excluding interest on deposits ( D )	11,466	10,952	14,405	17,830	15,347	9,899	4,616

Earnings

Pre-tax income from continuing operations	27,448	28,802	12,036	28,964	23,165	16,381	14,771
Fixed charges and preferred dividends	33,204	46,845	59,998	74,062	61,560	36,782	12,222

Total earnings ( A )	60,652	75,647	72,034	103,026	84,725	53,163	26,993
Less: interest on deposits	21,738	35,893	45,593	56,232	46,213	26,883	7,606

Total earnings excluding interest on deposits ( C )	38,914	39,754	26,441	46,794	38,512	26,280	19,387

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	1.93	1.61	1.20	1.39	1.38	1.47	2.31
Ratio, excluding interest on deposits (C/(D-E))	4.01	3.63	1.84	2.62	2.57	2.82	4.74

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	1.83	1.61	1.20	1.39	1.38	1.45	2.21
Ratio, excluding interest on deposits (C/D)	3.39	3.63	1.84	2.62	2.51	2.65	4.20